Exhibit (d)(3)

EXHIBIT B TO INVESTMENT MANAGEMENT AGREEMENT

Fund	Advisory Fee
Forward Aggressive Growth Allocation Fund	0.10%
Forward Balanced Allocation Fund	0.10%
Forward CorePlus Fund	0.45%
Forward Extended MarketPlus Fund	0.60%
Forward Frontier Strategy Fund	0.85%
Forward Growth Allocation Fund	0.10%
Forward Growth & Income Allocation Fund	0.10%
Forward High Yield Bond Fund	0.25%
Forward Income Allocation Fund	0.10%
Forward Income & Growth Allocation Fund	0.10%
Forward Investment Grade Fixed Income Fund	0.25%
Forward International Equity Fund	0.55%
Forward Strategic Alternatives Fund	0.70%
Forward U.S. Government Money Fund	0.08%

Amended: December 1, 2009

Amended: December 11, 2009

Amended: May 1, 2010

Amended: September 20, 2010

Amended: January 20, 2011

Amended: April 19, 2011

Amended: May 1, 2011